EXHIBIT 99.1

Endeavour Silver Intersects High-Grade Silver-Gold Mineralization at the Guanacevi Mine in Durango, Mexico

VANCOUVER, British Columbia, May 04, 2021 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) has intersected high grade silver-gold mineralization in its 2021 exploration drill program to expand the El Curso orebody at the Guanacevi Mine in Durango State, Mexico.   The Company is currently producing from three orebodies at Guanacevi: Milache, El Curso and SCS. Exploration drilling is ongoing at El Curso and SCS (view longitudinal section here).

Highlights from the latest drill results include:

  3.27 grams per tonne (gpt) gold and 2,753 gpt silver for 2,982 gpt silver equivalent (AgEq at an 70:1 silver:gold ratio) over a 4.1 metre (m) true width (87.0 oz per short ton (opT) AgEq over 13.5 feet (ft)), including 0.6 gpt gold and 18,752 gpt silver for 18,794 gpt AgEq over 0.3 m (548.2 opT AgEq over 1.0 ft) in drill hole UCM-48
  4.29 gpt gold and 3,464 gpt silver for 3,764 gpt AgEq over a 2.6 m true width (109.8 opT AgEq over 8.5 feet (ft)), including 25.7 gpt gold and 19,390 gpt silver for 21,189 gpt AgEq over 0.3 m (618.0 opT AgEq over 1.0 ft) in drill hole UCM-50

Luis Castro, Vice President of Exploration, commented, “We continue to intersect excellent drill results as we step out from the current margins of the El Curso orebody. There remains an additional 100 m to drill until we connect El Curso with the Milache orebody to the west, and there is a similar gap to fill to connect El Curso with the Porvenir Cuatro orebody (previously mined) to the east.”

“Ultimately, we anticipate that Porvenir Cuatro, El Curso and Milache will all connect to form one continuous orebody over a 1,500 m length by 400 m vertical extent. This would make it comparable to the original Porvenir Norte orebody which supported production at Guanacevi for over 14 years. The future is looking bright for Guanacevi.”

Drill results are summarized in the following table:

Hole	Structure	From	True width	Au	Ag	AgEq
		(m)	(m)	(gpt)	(gpt)	(gpt)
UCM-43	Santa Cruz	235.35	1.1	1.50	518	623
	Including	236.85	0.2	3.82	1,069	1,336
UCM-44	Santa Cruz	251.15	1.6	1.31	530	622
	Including	253.75	0.3	4.02	1,361	1,642
UCM-45	Santa Cruz	270.25	2.2	1.27	572	661
	Including	272.55	0.2	5.60	2,304	2,696
UCM-46	Santa Cruz	139.00	1.0	2.43	39	209
	Including	139.00	0.5	3.73	18	279
UCM-47	Santa Cruz	133.60	3.3	2.54	2,014	2,191
	Including	136.10	0.5	4.23	4,223	4,519
UCM-48	Santa Cruz	151.70	4.1	3.27	2,753	2,981
	Including	157.80	0.3	0.60	18,752	18,794
UCM-50	Santa Cruz	131.20	2.6	4.29	3,464	3,764
	Including	133.70	0.3	25.66	19,390	21,186
UCM-51	Santa Cruz	148.00	1.4	0.48	235	269
	Including	148.00	0.3	0.89	328	391
UCM-53	Santa Cruz	207.00	1.1	0.62	179	222
	Including	208.00	0.2	3.47	952	1,195
UCM-55	Santa Cruz	230.25	3.0	1.09	420	496
	Including	232.45	0.5	1.79	856	981
UCM-56	Santa Cruz	253.30	4.6	0.95	401	467
	Including	257.45	0.4	2.12	887	1,036
UCM-57	Santa Cruz	239.25	2.9	0.50	275	310
	Including	240.50	0.3	2.06	741	885
UCM-58	Santa Cruz	220.65	2.6	2.67	1,120	1,307
	Including	222.00	0.4	8.09	2,936	3,502
UCM-59	Santa Cruz	304.85	2.0	1.76	1,180	1,303
	Including	305.35	0.2	7.31	5,832	6,343
UCM-63	Santa Cruz	202.95	6.9	1.86	759	889
	Including	210.70	0.3	9.56	4,292	4,961
UCM-64	Santa Cruz	226.60	1.3	0.58	210	250
	Including	226.60	0.2	0.77	301	355

Silver equivalents are calculated at a ratio of 70:1 silver:gold. All widths are estimated true widths.

Qualified Person and QA/QC - Dale Mah, P.Geo., Vice President Corporate Development of Endeavour Silver, is the Qualified Person who reviewed and approved the technical information contained in this news release. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to SGS Labs, where they are dried, crushed, split and 250 gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption (AAS) finish and silver by aqua regia digestion with ICP finish, over-limits by fire assay and gravimetric finish.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding future prospects of the Company’s mines and projects. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development and risks in obtaining necessary licenses and permits,

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued exploration and mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.